UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM U-9C-3

                      QUARTERLY REPORT PURSUANT TO RULE 58


                              FOR THE QUARTER ENDED

                                 MARCH 31, 2000



                    Central and South West Corporation (CSW)
                      (Name of registered holding company)


                          1616 Woodall Rodgers Freeway
                               Dallas, Texas 75202
                    (Address of principal executive offices)

ITEM 1 - ORGANIZATION CHART

                                                                                              Percentage
                                                                                              of Voting
Name of Reporting Company                             Gas-related   Date of       State of     Securities
(Ownership information)                                Company    Organization  Organization      Held       Nature of Business
----------------------------------------------------------------------------------------------------------------------------------

Polk Power Partners, L.P. (Polk Cogen)                  Energy      Feb-92       Delaware        46.25%      Qualifying facility
Orange Cogeneration Limited Partnership (Orange         Energy      Feb-93       Delaware        50%         Qualifying facility
Cogen)
Brush Cogeneration Partners (Brush Cogen)               Energy      Nov-91       Delaware        47.25%      Qualifying facility
Eastex Cogeneration Limited Partnership                 Energy      Sep-98       Delaware        99%         Qualifying Facility
(ownership through various intermediate holding company subsidiaries originating with CSW Development-I, Inc / CSW Energy Inc. /
CSW)


Thermo Cogeneration Partnership, L.P. (Thermo Cogen)    Energy      Apr-93       Delaware        50%         Qualifying facility
(ownership through intermediate holding company CSW Ft. Lupton, Inc. / CSW Energy Inc. / CSW)


Sweeny Cogeneration Limited Partnership (Sweeny         Energy      Sep-95       Delaware        50%         Qualifying facility
Cogen)
(ownership through various intermediate holding company subsidiaries originating with CSW Sweeny GP I, inc. and CSW Sweeny LP I,
Inc. / CSW Energy Inc. / CSW)

Diversified Energy Contractors LLC (DECCO)              Energy      Jul-97       Delaware       100%         Maintenance services
(CSW Energy Inc. / CSW)


CSW Power Marketing, Inc.                               Energy      Mar-96       Delaware       100%         Energy marketing
(CSW Energy Inc. / CSW)


CSW Services International, Inc.                        Energy      Mar-97       Delaware       100%         Energy management
(CSW Energy Inc. / CSW)


Powerware Solutions, Inc.                               Energy      Feb-94         Texas          4.0%       Energy Mgmt Systems
(PSO Investment)                                                                                             for water utilities


Utility Data Resources, Inc.                            Energy      Dec-97       Delaware         4.5%       Electricity pricing
(PSO Investment)                                                                                             mgmt consulting and
                                                                                                             software


Nuvest, LLC                                             Energy      Mar-96       Oklahoma        93%         Staff augmentation
(ESI Investment)                                                                                             to power plants


AEMT, Inc.                                              Energy      Dec-97        Florida         0%         Power conditioning
(PSO Investment)                                                                                             product mfg and
                                                                                                             sales


Energy Services, Inc. (ESI)                             Energy      Sept-97      Delaware       100%         Energy marketing
(CSW)


EnerShop                                                Energy      Sept-95      Delaware       100%         Energy marketing
(CSW)                                                                                                        services


NARRATIVE DESCRIPTION OF ACTIVITIES DURING REPORTING PERIOD

Polk Power Partners, LP - operated qualifying facility.

Orange Cogeneration Limited Partnership - operated qualifying facility.

Brush Cogeneration Partners - operated qualifying facility.

Eastex Cogeneration Limited Partnership - owner of qualifying facility currently under construction.

Thermo Cogeneration Partnership, LP - operated qualifying facility.

Sweeny Cogeneration Limited Partnership - operated qualifying facility.

Diversified Energy Contractors LLC - DECCO provided energy related consulting, contracting and maintenance services.

CSW Power Marketing, Inc. - facilitated power brokering services for certain CSW Energy services businesses.

CSW Services International, Inc. - provided operation and maintenance services.

Powerware Solutions, Inc. - an energy management systems company for water utilities.

Utility Data Resources, Inc. - provided electricity pricing management, consulting and software.

Nuvest, LLC - Provided staff augmentation services predominantly to commercial nuclear facilities. Provides technicians and engineering support in the areas of health physics, mechanical, electrical, and instrumentation and control.

AEMT, Inc. - provided power conditioning product manufacturing and sales.

Energy Services, Inc. - In late 1997, CSW Energy Services was launched to explore the electric utility industry's emerging retail supply markets as they were deregulated on a state-by-state basis. In January 1999, CSW Energy Services announced that it was ceasing its business as a retail electric supplier and that it would assign or terminate its existing electricity supply contracts to other suppliers. Nuvest, LLC became an Energy Services, Inc. investment effective in the fourth quarter of 1999.

EnerShop - Historically, EnerShop provided energy marketing services through two product lines: EnerACT and Performance Contracting. EnerACT is an energy information service targeting and aggregating multi-site customers' energy information. Performance Contracting offers turn-key design and implementation of energy efficiency projects. Effective August 1, 1999, EnerShop transferred the EnerACT product line within the affiliated group to C3 Communications allowing EnerShop to focus on Performance Contracting as the primary product line.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS


Company                               Principal                                                 Collateral       Consideration
issuing             Type of           amount of      Issue or     Cost of     Person to whom    given with       received for
security            security issued   security       renewal      capital     security issued   secutity         each security
------------------- ----------------- -------------- ------------ ----------- ----------------- ---------------- -----------------
                                         (000's)
DECCO               Loan note            $ 9,785                              CSW Energy

Eastex
Cogeneration LP     Loan note            $19,376                              CSW Energy

Frontera
Generation LP       Loan Note             $7,450                              CSW Energy

CSW Power
Marketing, Inc.     Loan Note               $279                              CSW Energy


Company             Company           Amount of
contributing        receiving         capital
capital             capital           contribution
------------------- ----------------- --------------
                                         (000's)
None

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions performed by reporting companies on behalf of associate companies

                                                                   Direct       Indirect
Reporting company        Associate company      Type of services   costs        costs       Cost of     Total amount
rendering services       receiving services     rendered           charged      charged     capital     billed
------------------------ ---------------------- ------------------ ------------ ----------- ----------- ---------------
                                                                     (000's)     (000's)                   (000's)
CSW Power Marketing,
Inc.                     EnerShop, Inc.         Lease Management    $   36                                  $   36

                                                Staff
Nuvest, LLC              South Texas Project    Augmentation         1,356                                   1,356

                         Central and South
Nuvest, LLC              West Service, Inc.     Engineering            122                                     122


Part II - Transactions performed by associate companies on behalf of reporting companies

                                                                   Direct       Indirect
Associate company        Reporting company      Type of services   costs        costs       Cost of     Total amount
rendering services       receiving services     rendered           charged      charged     capital     billed
------------------------ ---------------------- ------------------ ------------ ----------- ----------- ---------------
                                                                     (000's)     (000's)                   (000's)
CSW Power                                       Lease
Marketing, Inc.          EnerShop, Inc.         Management            $ 36                                    $ 36

CSW Energy, Inc.         Orange Cogeneration    Plant services         344        $163                         507

CSW Energy, Inc.         Polk Cogeneration      Plant services         457         175                         632

CSW Services
International, Inc.      Sweeny Cogeneration    Plant services         438         196                         634

CSW Dev I, Inc.          Polk Cogeneration      Plant Services         135                                     135

CSW Energy, Inc.         Eastex Cogeneration    Plant Services         103          63                         166

CSW Energy, Inc.         Frontera Generation    Plant Services         872          98                         970


For other associate company transactions, please refer to the most recent annual report on Form U-13-60 filed by Central and South West Corporation with the Securities and Exchange Commission.

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies (thousands):

Total consolidated capitalization as
 of:  March 31, 2000                                        $8,051,300 line 1

Total capitalization multiplied by 15%                       1,207,695 line 2
(line 1 multiplied by 0.15)

Greater of $50 million or line 2                             1,207,695 line 3


Total current aggregate investment: (Beginning 4/1/97)
 (categorized by major line of energy-related business)
   Energy-related Category 1:  Energy Services           13,841
   Energy-related Category 5:  Energy Marketing          34,271
   Energy-related Category 7:  Maintenance Services      25,168
   Energy-related Category 8:  Qualifying Facility       70,561
   Energy-related Categories 2,3,4,6,9,10                27,996
     Total current aggregate investment                        171,837 line 4
                                                            ----------

Difference between the greater of $50 million
or 15% of capitalization and the total aggregate
investment of the registered holding company system
(line 3 less line 4)                                        $1,035,858 line 5
                                                            ==========

Investments in gas-related companies (millions):

Total current aggregate investment: (Beginning 4/1/97)
(categorized by major line of energy-related business)
 Gas-related business Categories 1 and 2                     --
  Total current aggregate investment                                $0
                                                            ==========

ITEM 5 - OTHER INVESTMENTS

Major line of energy-        Other investment        Other investment
energy-related business    in last U-9C-3 report   in this U-9C-3 report    Reason for difference in other investment
------------------------   --------------------    --------------------     -----------------------------------------
                               (000's)                  (000's)
Energy services               $   2,696                $  2,696             Amounts invested prior to April 1, 1997
                                                                            are excluded from Item 4

Maintenance services                  0                       0

Qualifying facility           $ 194,644                $194,644             Amounts invested prior to April 1, 1997
                                                                            are excluded from Item 4








ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

Financial Statements

Balance sheets for quarter ended March 31, 2000 are filed confidentially under separate cover for:
             CSW Development-I, Inc. (consolidated)
             CSW Ft. Lupton, Inc.
             Sweeny Companies (consolidated)
             EnerShop, Inc.
             CSW Energy Services, Inc.
             CSW Power Marketing, Inc.
             Diversified Energy Contractors Company (DECCO)
             CSW Services International
             Eastex Cogeneration LP
             Nuvest, LLC


Income Statements as of the three months ended March 31, 2000 are filed confidentially under separate cover for:
             CSW Development-I, Inc. (consolidated)
             CSW Ft. Lupton, Inc.
             Sweeny Companies (consolidated)
             EnerShop, Inc.
             CSW Energy Services, Inc.
             CSW Power Marketing, Inc.
             Diversified Energy Contractors Company (DECCO)
             CSW Services International
             Eastex Cogeneration LP
             Nuvest, LLC

Exhibits

Exhibit A - Certificate of Central and South West Corporation

Please contact Ms. Susan Parker at (214) 777-3682 with inquiries concerning this report.


                                 SIGNATURE

                                 Central and South West Corporation


                             /s/ Lawrence B. Connors
                             By: Lawrence B. Connors
                                 (Name)

                                 Controller
                                 (Title)

                                 May  30, 2000
                                 (Date)